Issuer Free Writing Prospectus dated April 8, 2022
Filed Pursuant to Rule 433
Relating to the Preliminary Prospectus Supplement dated April 8, 2022 and Registration Statement No. 333-263756

PRICING TERM SHEET

READY CAPITAL CORPORATION
6.125% SENIOR NOTES DUE 2025
PRICING TERM SHEET

Dated: April 8, 2022

This pricing term sheet supplements Ready Capital Corporation’s preliminary prospectus supplement, dated April 8, 2022 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes (as defined below), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. Unless the context otherwise requires, references to the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Ready Capital Corporation and not its subsidiaries.

Issuer:	Ready Capital Corporation, a Maryland Corporation

Securities Offered:	6.125% Senior Notes due 2025 (the “Notes”)

Aggregate Principal Amount:	$120,000,000

Rating:	BBB+ by Egan-Jones Ratings Company. A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	April 8, 2022

Settlement Date (T+5):	April 18, 2022; under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Maturity:	April 30, 2025

Interest Rate; Interest Rate Adjustment:	6.125% per annum, computed on the basis of a 360-day year consisting of twelve 30-day months The interest rate payable on the Notes will be subject to adjustment based on certain rating events

Interest Payment Dates:	April 30 and October 30 of each year, commencing, in the case of the Notes, on October 30, 2022.

Issue Price to Investors:	$1,000 per Note, plus accrued interest, if any, from April 18, 2022, if settlement occurs after that date

Yield:	6.125%

Optional Redemption Provision:

Prior to January 30, 2025 (three months prior to their maturity date) (the “Par Call Date”), we may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to (but not including) the redemption date, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to (but not including) the redemption date.

On or after the Par Call Date, we may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to (but not including) the redemption date.

Change of Control:	The occurrence of a Change of Control Repurchase Event will require the Issuer to offer to repurchase the Notes for cash at a repurchase price equal to 101% of the aggregate principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof

Underwriters’ Discount:	2.25%

Proceeds to Issuer (before expenses):	$117,300,000

Use of Proceeds:	We intend to contribute the net proceeds from this offering to our Operating Partnership in exchange for the issuance by the Operating Partnership of the Mirror Note with terms that are substantially equivalent to the terms of the notes in this offering. Our Operating Partnership intends to use the net proceeds to originate or acquire our target assets consistent with our investment strategy and for general corporate purposes. Pending such anticipated uses, our Operating Partnership may use a portion of the net proceeds from this offering to temporarily reduce borrowings outstanding under our loan repurchase agreements or credit facilities and may invest the net proceeds of this offering in interest-bearing, short-term investments, including money market accounts, in each case that are consistent with our intention to continue to qualify as a REIT. These short-term investments are expected to provide a lower net return than we will seek to achieve from our target assets.

Listing:	We do not intend to apply to list the Notes being sold in this offering.

CUSIP/ISIN:	75574U AC5 / US75574UAC53

Sole Book-Running Manager:	Piper Sandler & Co.

Lead Manager	Keefe, Bruyette & Woods, Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Issuer has filed a registration statement (including a prospectus dated March 21, 2022 and a preliminary prospectus supplement dated April 8, 2022) on Form S-3 (File No. 333-263756) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement, the related preliminary prospectus supplement and the documents incorporated by reference therein for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it from Piper Sandler & Co. at 1251 Avenue of the Americas, 6th Floor, New York, NY 10020, or by calling toll-free 866-805-4128, or by email at fsg-dcm@psc.com.

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